[TOTAL S.A. Letterhead]

October 15, 2012

By EDGAR, “CORRESP” Designation

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TOTAL S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 001-10888

Dear Mr. Skinner:

Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, this is to confirm that we now intend to submit our response to your letter dated September 17, 2012, setting forth the comment of the Staff of the Commission relating to TOTAL S.A.’s annual report on Form 20-F for the year ended December 31, 2011 filed on March 26, 2012, by October 24, 2012. As discussed, we are in the process of gathering the information you have requested, but need more time as we are also preparing to report our third quarter results and working on our budget for 2013. We greatly appreciate your understanding.

If you have any questions relating to this matter, please feel free to call the undersigned at +33-1-4744-4802 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ Alexandre Marchal
Alexandre Marchal
Director of Legal Affairs, Holding Company

Mr. Brad Skinner

Securities and Exchange Commission

cc:	Donald Delaney
Roger Schwall
(Securities and Exchange Commission)

Patrick de La Chevardière
Jonathan Marsh
Andrew Zdrahal
(TOTAL S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)